United States securities and exchange commission logo





                          June 12, 2020

       Arman Tabatabaei
       Chief Executive Officer and Chief Financial Officer
       Cannabis Global, Inc.
       520 S Grand Avenue, Suite 320
       Los Angeles, CA 90071

                                                        Re: Cannabis Global,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2020
                                                            File No. 333-238974

       Dear Mr. Tabatabaei:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tad Mailander, Esq.